Exhibit 99(e)(12)

Press Release

UPDATE OF WAVECOM’S REPLY DOCUMENT REGARDING

AMENDMENT TO WAVECOM’S CEO SEVERANCE

Issy-les-Moulineaux (France) – November 21, 2008.

Pursuant to article 231-37 of the general rules of the Autorité des marchés financiers (the “AMF”), the present press release provides additional elements to the information disclosed by Wavecom under paragraph 5.10 of its note in response to Gemalto’s tender offer approved by the AMF on November 13, 2008 under number 08-238 (the “Reply Document”).

Under the recently adopted French TEPA law of August 21, 2007, in order for Wavecom to honor the commitments made by the Company to its chief executive officer with respect to a severance payment upon his departure in certain circumstances set forth below after February 22, 2009, Wavecom must (i) condition such payment on meeting performance criteria and (ii) seek shareholder approval of the criteria and the payment. Under the TEPA law, severance commitments entered into prior to the adoption of the law must be brought into compliance with the requirements of the law before February 22, 2009.

As disclosed in the Reply Document, according to the service agreement entered into by Wavecom and Mr. Ronald Black for the performance of his duties as chief executive officer in 2004, as amended in 2006 (the “Service Agreement”), Wavecom has undertaken to pay Mr. Ronald Black a severance payment equal to three time his annual fixed salary (except in case of gross or wrongful misconduct) in the event of a negotiated merger, acquisition of the Company, or hostile takeover bid on the shares of the Company that results in Mr. Ronald Black being terminated within six months following this event without being offered an opportunity to perform functions of an equivalent level.

After hearing the findings presented by the Nomination and Compensation Committee, the Board of Directors decided, on November 17, 2008, to amend the terms and conditions of the Service Agreement and make the severance payment contingent on performance criteria as follows, each of which must be met at the time of Mr. Ronald Black’s departure in order for his severance to be payable:

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Wavecom’s activity having generated a greater net cash balance (i.e., cash, cash equivalents and marketable securities less long-term and short-term debt) at the time of Mr. Black’s departure than such balance three years earlier (on the basis of the most recent quarterly closing and excluding the effects of any exceptional business expenditures, such as, for example, the financing of an acquisition), and

-	Wavecom having remained in the top three leaders of its market, as recognized by any market analyst (such as Gartner or ABI) in the three years preceding Mr. Ronald Black’s departure from the Company.

In addition, in order to more properly reflect the mutual understanding of Mr. Ronald Black and the Board of Directors as to the circumstances under which the severance payment becomes payable, the Board approved an additional amendment to the Service Agreement to provide that Mr. Ronald Black is entitled to the severance payment described above if he resigns within six months following a change in control of the Company.

In accordance with article L.225-42-1 of the French commercial code, the Board of Directors also decided to submit these commitments for approval by the shareholders’ meeting to be held on December 8, 2008, it being specified that the severance commitment existing before November 17, 2008 would remain in effect until February 22, 2009 in the event the shareholders’ meeting were to disapprove the amendments thereto.

Therefore, if the proposed amendments to the Service Agreement were not approved by the shareholders’ meeting by February 22, 2009, the commitments regarding Mr. Ronald Black’s severance payment could be cancelled starting from February 22, 2009.

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. We provide a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a C and Lua-based cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). We also offer a wide range of professional and operated services. Our solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

http://www.wavecom.com

Contact Wavecom Lisa Ann Sanders Director Communications and Investor Relations Tel: +33 (0)1 46 29 41 81 e-mail: lisaann.sanders@wavecom.com

Contact Brunswick

Andrew Dewar

Jérôme Biscay

Tel:  +33 (0) 153 96 83 83

e-mail:  wavecom@brunswickgroup.com

Contact Lovallo IR PR:

US Investor Relations

John D. Lovallo, President

Lovallo Communications Group, LLC

Tel:  +1 203 431 0587

e-mail:  johnlovalloirpr@sbcglobal.net

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which are not historical facts. Such forward-looking statements are based on the beliefs of Wavecom’s management as well as assumptions made by and information currently available to them. Actual results may vary significantly from those contemplated by these forward-looking statements based on a variety of factors. Words such as “outlook,” “potential,” “emerging,” “growth”, “anticipates,” “expects,” “believes,” “intends,” “plans,” “continuing,” “seeks,” “forecasts,” “estimates,” “goal,” and similar expressions often identify such forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the future of the M2M industry, the SIM card industry and other industries, future economic and market conditions, the future performance of Wavecom, the promise of Wavecom’s strategic initiatives, Wavecom’s business pipeline, reaction of Wavecom’s employees, customers, suppliers, contracting parties and other stakeholders to events surrounding the Offer, projections and assumptions underlying Wavecom’s financial analysis of its value and the offer, and the future value of Wavecom’s tax assets. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. Important factors that may cause such differences include, but are not limited to, those described in Wavecom’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007, in the sections entitled “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects.”

Further risks and uncertainties associated with Gemalto’s unsolicited proposal to acquire Wavecom include: the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with Wavecom; the risk that the acquisition proposal will make it more difficult for Wavecom to execute its strategic plan and pursue other strategic opportunities; the risk that the future trading price of our common stock is likely to be volatile and could be subject to wide price fluctuations; the risk that Wavecom may be unable to secure superior value as a stand-alone company or by pursuing other strategic alternatives; and the risk that stockholder litigation in connection with the Gemalto’s unsolicited proposal, or otherwise, may result in significant costs of defense, indemnification and liability. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made.

Wavecom shareholders are urged to read Wavecom’s “Note en réponse” and its Solicitation/Recommendation Statement on Schedule 14D-9, as amended, as they contain important information. The “Note en réponse” and the Solicitation/Recommendation Statement and other public filings made from time to time by the Company are available without charge from, respectively, the AMF’s website at www.amf-france.org or the SEC’s website at www.sec.gov, and at www.wavecom.com.